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                             October 4, 2022

       Teck Chia
       Chief Executive Officer
       CBL International Ltd
       Suite 19-9-6, Level 9, UOA Centre
       No. 19 Jalan Pinang
       50450 Kuala Lumpur, Malaysia

                                                        Re: CBL International
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 29,
2022
                                                            File No. 333-267077

       Dear Teck Chia:

               We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed September 29, 2022

       Exhibit Index
       Exhibit 99.5, page II-2

   1. We note the language in the second to the last paragraph of the legal opinion, which states that the opinion is
solely    for the benefit of the addressee (the company) and cannot be relied upon by others
without prior written notice. Disclaimers of responsibility that in any way state or imply
that investors are not entitled to rely on the opinion, or other limitations on whom may
rely on the opinion, are unacceptable. Delete this disclaimer from the legality
opinion.
 Teck Chia
CBL International Ltd
October 4, 2022
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.



FirstName LastNameTeck Chia                            Sincerely,
Comapany NameCBL International Ltd
                                                       Division of Corporation
Finance
October 4, 2022 Page 2                                 Office of Trade &
Services
FirstName LastName